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                              September 29, 2020

       William Dockman
       Chief Financial Officer
       W R GRACE & CO
       7500 Grace Drive
       Columbia, ND 21044-4098

                                                        Re: W R GRACE & CO
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No: 1-13953

       Dear Mr. Dockman:

              We have reviewed your September 16, 2020, response to our comment letter and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 8. Financial Statements and Supplementary Data
       Note 10. Commitments and Contingent Liabilities Other Legacy Matters, page 95

   1. We note from your response to prior comment 1 from our letter dated September 3, 2020, that you are committed
to maintaining the dam (and its ancillary structures, such as the spillway) in accordance
with the permit and with good engineering and environmental
                                                        practices. As you
further clarified in our telephone call on September 28, 2020, please expand your disclosures
to clarify that you are legally obligated by the state of Montana to operate the dam.
 William Dockman
W R GRACE & CO
September 29, 2020
Page 2

       You may contact Tracey McKoy, Staff Accountant or, Jeanne Baker, Staff Accountant, at
(202)551-3691 or, Terence O'Brien, Accounting Branch Chief, at (202)551-3355 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameWilliam Dockman                        Sincerely,
Comapany NameW R GRACE & CO
                                                         Division of
Corporation Finance
September 29, 2020 Page 2                                Office of Life
Sciences
FirstName LastName